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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                           EAGLE GEOPHYSICAL, INC.
                          -------------------------
                              (Name of Issuer)


                        Common Stock, $.01 par value
                      --------------------------------
                       (Title of Class of Securities)


                                 269524-10-4
                              ----------------
                               (CUSIP Number)


                               Debra D. Valice
                    50 Briar Hollow Lane, 7th Floor West
                            Houston, Texas  77027
                               (713) 881-8900
         -----------------------------------------------------------
          (Name, address and telephone number of person authorized
                   to receive notices and communications)


                               August 5, 1996
          ---------------------------------------------------------
           (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]


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  CUSIP NO. 269524-10-4                                     Page 2 of 55 pages
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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         EHI Holdings, Inc.

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2.       Check the Appropriate Box if a Member of a Group
                                                            (a)    [   ]
                                                            (b)    [ X ]

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3.       SEC Use Only


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4.       Source of Funds
         WC

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)


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6.       Citizenship or Place of Organization

         Delaware

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Number of                  7.     Sole Voting Power
Shares                                1,520,000
Beneficially               8.     Shared Voting Power
Owned by                                -0-
Each Reporting             9.      Sole Dispositive Power
Person With                          1,520,000
                          10.     Shared Dispositive Power
                                        -0-

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,520,000

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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13.      Percent of Class Represented by Amount in Row (11)

         18.9%

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14.      Type of Reporting Person

         CO

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  CUSIP NO. 269524-10-4                                     Page 3 of 55 pages
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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Seitel, Inc.
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2.       Check the Appropriate Box if a Member of a Group
                                            (a)    [ ]
                                            (b)    [X]
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3.       SEC Use Only

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4.       Source of Funds
         WC
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
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6.       Citizenship or Place of Organization

         Delaware
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Number of                  7.     Sole Voting Power
Shares                                1,520,000
Beneficially               8.     Shared Voting Power
Owned by                                 -0-
Each Reporting             9.     Sole Dispositive Power
Person With                           1,520,000
                          10.     Shared Dispositive Power
                                         -0-
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,520,000
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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13.      Percent of Class Represented by Amount in Row (11)

         18.9%
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14.      Type of Reporting Person

         CO
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  CUSIP NO. 269524-10-4                                     Page 4 of 55 pages
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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, $0.01 par value (the "Common Stock"), of Eagle Geophysical, Inc., a Delaware corporation (the "Company"), whose principal executive offices are at 50 Briar Hollow Lane, 6th Floor West, Houston, Texas 77027.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by EHI Holdings, Inc., a Delaware corporation ("EHI") and Seitel, Inc., a Delaware corporation ("Seitel").
Seitel beneficially owns all of the outstanding shares of capital stock of EHI. The executive officers and directors of EHI are as follows: Paul A. Frame, Director and President; Horace A. Calvert, Vice President; and Debra D. Valice, Vice President, Secretary and Treasurer. The executive officers and directors of Seitel are as follows: Paul A. Frame, Director, President and Chief Executive Officer; Horace A. Calvert, Director, Executive Vice President and Chief Operating Officer; Debra D. Valice, Director, Senior Vice President-Chief Financial Officer, Secretary and Treasurer; Herbert M. Pearlman, Director (Chairman of the Board); David S. Lawi, Director; John E. Stieglitz, Director; William Lerner, Director; Walter E. Craig, Director; and Marcia H. Kendrick, Chief Accounting Officer and Assistant Secretary.

         (b) The address of the principal business and the principal office of EHI, Seitel, and all of the executive officers and directors of such companies named above is 50 Briar Hollow Lane, 7th Floor West, Houston, Texas 77027.

         (c) EHI is a holding company whose sole asset is the Common Stock. The principal business of Seitel is the marketing of its proprietary seismic data library and exploration and development of oil and gas reserves. The principal occupations of the individuals referred to in paragraph (a) above is set forth in paragraph (a) above.

         (d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws, or finding any violation with respect to such laws.

         (f) All of the persons referred to in paragraph (a) above are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         The Company was formed in December 1996 as a wholly-owned, indirect subsidiary of Seitel. At such time, Seitel subscribed for all of the issued and outstanding stock of the Company for $1,000.00, and effective December 31, 1996 caused another of its subsidiaries to contribute its net assets, with a net book value of $1,202,161, to the Company as an additional capital contribution. All of such funds and assets were part of Seitel's working capital.
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  CUSIP NO. 269524-10-4                                     Page 5 of 55 pages
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ITEM 4.  PURPOSE OF TRANSACTION.

         On August 5, 1997, the Securities and Exchange Commission declared the Company's Registration Statement on Form 8-A effective, at which time the Common Stock became a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended. This Schedule 13D is being filed as a result of the Common Stock becoming an equity security registered pursuant to Section 12. EHI currently intends to hold such shares for investment. EHI has no plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (a)-(j), inclusive, of Item 4 of
Schedule 13D. EHI may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) EHI is the beneficial owner of 1,520,000 shares of Common Stock, which represents 18.9% of the issued and outstanding shares of the Common Stock. Seitel is the beneficial owner of the shares of Common Stock owned by EHI by virtue of its ownership of all of the common stock of EHI. None of the executive officers or directors of EHI or Seitel has any beneficial ownership interest in the shares of Common Stock owned by EHI and Seitel.

         (b) EHI has the sole power to vote and the sole power to dispose of all of the shares of Common Stock listed in Paragraph (a) above. Seitel also has the sole power to vote and the sole power to dispose of all of the shares of Common Stock listed in Paragraph (a) above by virtue of its ownership of all of the stock of EHI.

         (c) On August 5, 1997, EHI and Seitel beneficially owned 3,400,000 shares of Common Stock. On August 11, 1997, EHI sold 1,880,000 shares of Common Stock at $15.81 per share as a selling stockholder in the Initial Public Offering of Common Stock by the Company pursuant to Registration Statement No. 333-28303.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by EHI and Seitel.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, except that EHI has granted over-allotment options for an additional 100,000 shares of Common Stock to the Underwriters in connection with the IPO pursuant to an Underwriting Agreement dated August 5, 1997, a copy of which is attached hereto as Exhibit 2.

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  CUSIP NO. 269524-10-4                                     Page 6 of 55 pages
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Acquisition Statement pursuant to Rule 13d-1(f)(1).

         Exhibit 2 - Underwriting Agreement by and among the Company, Gerald M. Harrison, George Purdie, Neil A. M. Campbell, David Burns, Seitel, Inc., and the selling security holders named therein dated August 5, 1997.
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  CUSIP NO. 269524-10-4                                     Page 7 of 55 Page
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  August 12, 1997.


                                        EHI HOLDINGS, INC.


                                        By:    /s/ DEBRA D. VALICE
                                           -------------------------------------
                                               Debra D. Valice, Vice President
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  CUSIP NO. 269524-10-4                                     Page 8 of 55 Pages
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                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         Dated:  August 12, 1997.

                                        SEITEL, INC.



                                        By:  /s/ DEBRA D. VALICE
                                           -------------------------------------
                                             Debra D. Valice, Sr. Vice President
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  CUSIP NO. 269524-10-4                                     Page 9 of 55 Pages
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                              INDEX TO EXHIBITS

         Exhibit 1 - Acquisition Statement pursuant to Rule 13d-1(f)(1).

         Exhibit 2 - Underwriting Agreement by and among the Company, Gerald M.
                     Harrison, George Purdie, Neil A. M.  Campbell, David
                     Burns, Seitel, Inc., and the selling security holders named therein dated August 5, 1997.
